

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3561

May 12, 2017

Robert M. Ling, Jr.
President and Chief Executive Officer
Unified Grocers, Inc.
5200 Sheila Street
Commerce, CA 90040

> **Re:** **Unified Grocers, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 27, 2017**
> **File No. 000-10815**

Dear Mr. Ling:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Representations and Warranties, page 66

1. We note your disclosure that "You should not rely on the representations, warranties, covenants or any description thereof as actual characterizations of the actual state of facts or condition of Unified, SVU, or any of their respective subsidiaries or affiliates." We also note your disclosure on page 66 (and similar disclosure on page 63) that "information concerning the subject matter of the representations and warranties may change after the date of the merger agreement," and that "subsequent information may or may not be fully reflected in public disclosures." Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding contractual provisions are required to make the statements included in the filing not misleading. Please include disclosure acknowledging that if specific material facts exist that contradict the representations, warranties or covenants in the merger agreement, you have or will

provide corrective disclosure. Furthermore, please revise to remove any potential implication that the information in your agreement does not constitute public disclosure under the federal securities laws.

Where You Can Find More Information, page 92

2. We note you have incorporated by reference your periodic and current reports. Please explain why you believe you are eligible to incorporate by reference. Refer to Schedule 14A. If you are relying on Item 14(e) of Schedule 14A, we note that it does not appear that you meet the requirements set forth in General Instruction B.1.a. of Form S-4, in part because you have not timely filed all of your periodic reports in the past twelve months. If you determine that you are not eligible to incorporate by reference, please revise this section accordingly, and review the proxy statement for compliance with all applicable disclosure requirements.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797, Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director

cc: Mary M. Kasper, General Counsel
        Alison S. Ressler, Sullivan & Cromwell LLP